Hacker Noon

Profit and Loss
January - December 2023

	TOTAL
Income	
Brand Dashboard	78,114.71
Discounts/Refunds Given	40,157.51
Sales	11,000.00
Brand-as-author	153,467.32
Emails Sale	122,700.00
Interest payment	0.53
Managed Account	24,995.00
Parent Category	29,713.00
Ad by Tag	199,975.00
Total Parent Category	**229,688.00**
Referral	2,054.20
Startups of the Year	28,999.00
Tech Company News Page	500.00
Top Navigation	72,885.31
Job Board	73,506.19
Total Top Navigation	**146,391.50**
Writing Competition	170,575.00
Total Sales	**890,370.55**
Total Income	**$1,008,642.77**
Cost of Goods Sold	
Cost of Managed Accounts	2,296.00
Cost of Podcast	242.00
Paid Ad & Social Media	428.33
Writing Competition Payouts	43,875.00
Total Cost of Goods Sold	**$46,841.33**
GROSS PROFIT	**$961,801.44**
Expenses	
Coworking	4,970.69
Editorial Team	1,726.09
blogging fellows	1,395.82
Editorial Payroll	138,853.31
Related Editorial	15,111.61
SEO	11,280.52
Total Editorial Team	**168,367.35**
Insurance	1,103.83
Legal & Accounting	113,377.83
Management	153,503.44
Internet	3,565.65
Meals	7,949.17
Total Management	**165,018.26**

	TOTAL
Marketing Team	
Advertising & Marketing Cost	37,658.95
Creatives	1,439.10
Domains	1,299.73
Hackernoon documentary	7,858.48
Outsourced Marketing	0.00
Press Release	2,891.40
Recruitment	432.92
shop	2,011.78
startups	1,000.00
Total Advertising & Marketing Cost	**54,592.36**
Marketing Payroll	84,179.00
Total Marketing Team	**138,771.36**
Other Business Expenses	2,411.01
Bank Charges & Fees	170.00
Interns	9,450.00
Total Other Business Expenses	**12,031.01**
Payroll Expenses	1,053.23
Product Team	
Product Payroll	262,492.08
Tech Stack	388,627.87
Cost of Emails	15,823.40
Total Tech Stack	**404,451.27**
Total Product Team	**666,943.35**
QuickBooks Payments Fees	796.51
Sales Team	3,482.26
Sales Payroll	191,613.68
Total Sales Team	**195,095.94**
Team Tools & Benefits	395.36
Employee Tech Reimbursement	31.79
Mental Health	1,441.35
Team Course + Education	220.00
Team Productivity Tools	14,518.85
Travel	2,676.58
Coworking	366.13
Lodging	1,724.72
Transportation	1,627.49
Travel meals	253.22
Total Travel	**6,648.14**

Hacker Noon

Profit and Loss
January - December 2023

	TOTAL
US Benefits	4,703.55
Total Team Tools & Benefits	**27,959.04**
US Gov/ Payroll tax	104,164.19
Total Expenses	**$1,599,652.59**
NET OPERATING INCOME	**$ -637,851.15**
NET INCOME	**$ -637,851.15**